October 17, 2005

via EDGAR Transmission

Mr. Anthony Watson

Staff Accountant

Securities and Exchange Commission

450 Fifth Street, N.W

Washington, D.C. 20549-0405

Re:	Cap Rock Energy Corporation
Form 8-K filed August 30, 2005
File No. 0-32667

Dear Mr. Watson:

On behalf of the Company, we have set forth below the Company’s response to the comment of the Staff of the Securities and Exchange Commission, dated October 7, 2005, regarding the Company’s Form 8-K filed August 30, 2005.  For your convenience, the response follows the sequentially numbered Staff comment copied in bold from your letter.

1.              Please tell us in detail the particular issue you identified that resulted in the subsidiary no longer being exempt for both financial and tax reporting purposes.

The issue is whether a change in the tax status of the single member (Cap Rock) affected the tax status of the cooperative of which it was a member (NewCorp).

NewCorp Resources Electric Cooperative, Inc. (“NewCorp”) was an electric cooperative that had issued a membership certificate to Cap Rock Electric Cooperative, Inc. as its sole member.  A determination letter was issued by the IRS granting tax exempt status to NewCorp that supported the single member position, with that single member being another cooperative.  In early 2002, Cap Rock Electric Cooperative, Inc. was converted from an electric cooperative to a taxable investor owned utility (“IOU”). Pursuant to a conversion plan adopted by its members, Cap Rock Electric Cooperative’s assets and liabilities were exchanged for stock in Cap Rock Energy Corporation, an IOU.  That stock was then distributed to the members of Cap Rock Electric Cooperative.  Therefore, the (former) members of Cap Rock Electric Cooperative became shareholders in an IOU, Cap Rock Energy. NewCorp continued to have one member, Cap Rock Energy, which was now a taxable entity.  In connection with the conversion, Cap Rock Energy had independent professional consultants who advised it with regard to issues related to the conversion.  These independent professional consultants evaluated the corporate structure of Cap Rock Energy and its subsidiaries, including NewCorp.  Based on that review, and on the advice Cap Rock Energy received with regard to the conversion and subsequently thereto, it believed NewCorp would continue to qualify as a tax exempt cooperative and continued to treat NewCorp as tax exempt for both financial and tax reporting purposes.

Recently, in connection with an unrelated project, the tax structure of NewCorp was reviewed and an issue arose concerning its tax exempt status.  The issue related to NewCorp being held by a taxable entity as a single member rather than a tax exempt cooperative and whether the facts upon which the determination letter had been obtained were materially different so that NewCorp could no longer rely upon the IRS determination letter. Although it is believed that NewCorp may still qualify as a nontaxable cooperative, Cap Rock Energy and its outside auditors were unable to develop a “should” or “will” level of comfort concerning the position that the IRS may ultimately take under NewCorp’s existing corporate structure.

While there appeared to be substantial support for the “cooperative owning a cooperative” structure, Cap Rock Energy was unable to find any support, for or against, the taxable entity owning a cooperative fact pattern.  Therefore, there were no specifics upon which to base an opinion that NewCorp’s tax exempt status would be upheld.  Because of this lack of precedent, Management and the Audit Committee decided to make the change immediately, and treat NewCorp as taxable for financial reporting purposes.  Because of the complex nature of the tax issue and the lack of a clear precedent, Cap Rock Energy and NewCorp intend to seek guidance from the IRS as to the taxable nature of NewCorp under its existing corporate structure.

If you have any questions concerning the foregoing, please do not hesitate to contact me at 432-684-0307.

Sincerely,

Celia B. Page

Vice President, Chief Accounting Officer,

Assistant Secretary/Treasurer and Controller

cc:	David W. Pruitt, Cap Rock Energy Corporation
Ronald W. Lyon, Esq.
Richard Terrill, Esq.
Darin Kempke, KPMG LLP